EXHIBIT 21.1
LIST OF SUBSIDIARIES
Corillian International, Ltd., a company organized under the laws of the United Kingdom
Corillian South Asia Sdn Bhd, a company organized under the laws of Malaysia
Corillian Community Banking Solutions, LLC, an Oregon limited liability company
Corillian Payment Solutions, Inc., a Delaware corporation